BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

June 8, 2023

Dreyfus Government Cash Management Funds

- Dreyfus Government Cash Management – SPARKSM Shares

240 Greenwich Street
New York, New York 10286

Re: Fee Waiver and Expense Limitation

To Whom It May Concern:

Effective June 20, 2023, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of Dreyfus Government Cash Management (the "Fund"), a series of Dreyfus Government Cash Management Funds (the "Trust"), as follows:

Until June 30, 2024, BNYM Investment Adviser has contractually agreed to waive receipt of a portion of its management fee in the amount of .03% of the value of the Fund's average daily net assets. In addition, BNYM Investment Adviser has contractually agreed to waive receipt of its fees and/or assume the direct expenses of the Fund's SPARKSM shares so that the direct expenses of SPARKSM shares (excluding taxes, brokerage commissions and extraordinary expenses) do not exceed 0.18%. To the extent that it is necessary for BNYM Investment Adviser to waive receipt of its management fee or reimburse the Fund's common expenses, the amount of the waiver or reimbursement will be applied equally to each share class of the Fund. On or after June 30, 2024, BNYM Investment Adviser may terminate the fee waiver agreement and/or expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Trustees of the Trust and BNYM Investment Adviser, to lower the net amounts shown and may only be terminated prior to June 30, 2024, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto

        James Bitetto

         Secretary

Accepted and Agreed To:

DREYFUS GOVERNMENT CASH MANAGEMENT FUNDS

By: /s/ James Windels

        James Windels

        Treasurer